Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 001-08262

Suiza Foods Corporation and Dean Foods Company expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any amendments or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC because they will contain important information concerning the proposed transaction. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (http:///www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza Foods and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel: 214-303-3400) or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Corporate Secretary (Tel: 847-678-1680).

Suiza Foods, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in favor of the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza Foods. The directors and executive officers of Dean Foods and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza Foods and Dean Foods free of charge at the SEC’s website (http://www.sec.gov). Stockholders of Suiza Foods and Dean Foods may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Safe Harbor Statement

Some of the statements in this document are “forward-looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These “forward-looking” statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies’ expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies’ projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the projected earnings per share and to realize projected cost savings and operational efficiencies is dependent upon the companies’ ability, in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and, potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this document speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

*      *      *      *      *

Dean Foods issued the following press release on June 27, 2001 announcing results for its fourth quarter and full fiscal year ending May 27, 2001

News from Dean Foods

Contact:	Barbara Klein, Vice President, Finance and CFO William Luegers, Vice President and Treasurer (847) 678-1680

Dean Foods Reports Fourth Quarter Earnings

Franklin Park, Illinois — June 27, 2001 — Dean Foods Company (NYSE: DF) today announced results for its fourth quarter and full fiscal year ending May 27, 2001.

      Fourth quarter sales increased 12.6% to a record $1,160.4 million, compared to $1,030.7 million in the fourth quarter of fiscal 2000. The sales increase reflected improved sales in each of the Company’s business segments. Net income excluding one-time items was $15.5 million, compared to $29.9 million in the fourth quarter of fiscal 2000. Diluted earnings per share excluding one-time items were $0.43 per share compared to $0.83 per share last year. Operating earnings excluding one-time items were $42.4 million versus $61.0 million in the fourth quarter of fiscal 2000. Net interest expense was $4.6 million higher this year as a result of higher debt levels for acquisitions and fiscal 2000 share repurchases.

      Full year sales were a record $4,440.4 million, an 8.2% increase over fiscal 2000. Net income excluding one-time items was $82.2 million compared to $109.9 million last year. Diluted earnings per share excluding one-time items were $2.28 versus $2.87 in fiscal 2000.

      One-time items in fiscal 2001 included $22.2 million pre-tax, $13.7 million after-tax, for merger-related costs in the fourth quarter related to the previously announced merger transaction with Suiza Foods Corporation and a second quarter pre-tax gain of $10.0 million, $6.2 million after-tax, from the sale of a note associated with the divestiture of the Company’s vegetables segment in fiscal 1999. One-time items in fiscal 2000 included plant closure charges of $6.1 million pre-tax, $3.8 million after-tax, in the fourth quarter.

      Howard Dean, Chairman and Chief Executive Officer, commented, “While sales have been strong, this has been a challenging year on a number of fronts, especially with technology issues and cost increases. As demonstrated by our fourth quarter and full year sales, demand for our products remains strong, and we will continue to focus on cost savings initiatives and our commitment to search for all opportunities for pricing adjustments and improvements in manufacturing efficiencies.”

      The Dairy Group’s fourth quarter sales increased 11.9% to $848.6 million from $758.5 million last year. The increase was the result of higher ice cream sales, including the impact of our previously announced national alliance with Baskin-Robbins and higher fluid milk sales, primarily from the impact of the Land O’Lakes acquisition. Operating earnings excluding one-time charges were $38.5 million versus $44.5 million in the prior year as operations were negatively impacted by rising raw milk and butterfat costs, higher energy and fuel costs, and costs associated with the successful launch of the Mayfield brand of ice cream in Florida and the start-up of the Baskin-Robbins alliance.

      The Specialty Foods Group reported sales of $205.1 million in the fourth quarter compared to $198.0 million in the prior year. The sales increase was primarily due to the acquisition of the Nalley’s pickles business at the beginning of the fiscal year. Operating earnings, however, declined from $17.7 million in fiscal 2000 to $11.4 million in fiscal 2001. The decline was due to increased commodity and energy costs, costs to implement a new distribution and warehousing network, and higher promotional spending for pickles products.

      The Company continued to generate substantial revenue growth in its National Refrigerated Products (NRP) Group. Sales increased 43.8% in the fourth quarter and 37.5% for the full fiscal year as a result of new products, growth in sales of intermediate and extended shelf life products, and the Land O’Lakes acquisition. New product introductions, including Dips-for-One and Marie’s pourable salad dressings, continued to progress well in the fourth quarter.

      Operating earnings in the NRP Group were $3.3 million in the fourth quarter, versus $9.6 million in the fourth quarter of last year. The Company continued to support new product introductions by investing approximately $2.5 million in the fourth quarter in marketing and promotional programs. Operating earnings were also impacted by the start-up of a new production line for licensed branded products and inefficiencies associated with complex, state-of-the-art technology to produce intermediate and extended shelf life products. The Company made substantial progress on improving the production processes for intermediate and extended shelf life products during the second half of the year, and the processes and technology are running at much improved efficiency levels.

      Howard Dean concluded, “In fiscal 2002, we will be committed to reducing costs and improving our operating profitability.”

About Dean Foods:
 Dean Foods is one of the nation’s leading dairy processors and distributors producing a full line of branded and private label products, including fluid milk, ice cream and extended shelf life products, which are sold under the Dean’s and other strong regional brand names. Dean Foods is the industry leader in other food products including pickles, powdered non-dairy coffee creamers, aseptically packaged foodservice products, and refrigerated dips and salad dressings.

The Company’s quarterly earnings conference call will be held today at 8:00 a.m. Central Time. The call may be heard live at the Company’s website, www.deanfoods.com, using Real Player8 Basic Software. The basic version of Real Player8 may be downloaded at no charge from www.real.com/products/player/index.html prior to the call. Please allow approximately 15 minutes to download the software. Replays will be available at the same internet address.

Some of the statements in this press release are “forward-looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this press release. These risks include, but are not limited to, the ability to integrate acquisitions, adverse weather conditions resulting in poor harvest conditions, raw milk, resin, and fuel costs, interest rate fluctuations, the level of promotional spending, competitive pricing pressures, the effectiveness of marketing and cost management programs, and shifts in market demand.

Other Legal Information:
 Dean Foods and Suiza Foods expect to file with the SEC a join proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any amendments or supplements to the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods,

3600 North River Road, Franklin Park, Illinois 60131, Attn: Investor Relations (tel 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400).

Dean, Suiza and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean and Suiza in favor of the transaction. The directors and executive offices of Dean and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. You may obtain the proxy statement of Dean and Suiza free of charge at the SEC’s website (http://www.sec.gov ). Stockholders of Dean and Suiza may obtain additional information regarding the interest of such participants by reading the joint proxy statement prospectus when it becomes available.

DEAN FOODS COMPANY

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(Unaudited)

(In millions, except for per share amounts)

	Fourth Quarter Ended		Twelve Months Ended

	May 27,	May 28,	May 27,	May 28,
	2001	2000*	2001	2000*

Net sales	$1,160.4	$1,030.7	$4,440.4	$4,102.6

Costs of products sold	893.3	771.7	3,387.7	3,108.0

Delivery, selling and administrative expenses	224.7	198.0	848.9	765.9

Merger related costs	22.2	—	22.2	—

Plant closure charges	—	6.1	—	6.1

Operating earnings	20.2	54.9	181.6	222.6

Interest expense, net of interest income	17.4	12.8	70.7	49.3

Gain on sale of note	—	—	10.0	—

Income before income taxes	2.8	42.1	120.9	173.3

Provision for income taxes	1.0	16.0	46.2	67.2

Net income	$1.8	$26.1	$74.7	$106.1

Net income per share:

Basic	$0.05	$0.72	$2.10	$2.79

Diluted	$0.05	$0.72	$2.07	$2.77

Weighted average common shares:

Basic	35.6	36.1	35.6	38.0

Diluted	36.0	36.1	36.0	38.3

*  Restated for the adoption of EITF 00-10 “Accounting for Shipping and Handling Fees”. Upon adoption of this EITF, during the fourth quarter of fiscal 2001, shipping and handling costs classified as a reduction of Net sales were reclassified to Costs of products sold or to Delivery, selling and administrative expenses. This reclassification did not affect the Company’s financial position or results of operations.

DEAN FOODS COMPANY

SUPPLEMENTAL NET INCOME PER SHARE DATA

(Unaudited)

	Fourth Quarter Ended		Twelve Months Ended

	May 27,	May 28,	May 27,	May 28,
	2001	2000	2001	2000

Basic net income (loss) per share:

Net income before merger related costs, gain on sale of note and plant closure charges	$0.43	$0.83	$2.31	$2.89

Merger related costs	(0.38)	—	(0.38)	—

Gain on sale of note	—	—	0.17	—

Plant closure charges	—	(0.11)	—	(0.10)

Net income	$0.05	$0.72	$2.10	$2.79

Diluted net income (loss) per share:

Net income before merger related costs, gain on sale of note and plant closure charges	$0.43	$0.83	$2.28	$2.87

Merger related costs	(0.38)	—	(0.38)	—

Gain on sale of note	—	—	0.17	—

Plant closure charges	—	(0.11)	—	(0.10)

Net income	$0.05	$0.72	$2.07	$2.77

DEAN FOODS COMPANY
BUSINESS SEGMENT INFORMATION
(Unaudited)
(In millions)

For the Three Months Ended May 27, 2001 and May 28, 2000

				National
			Specialty	Refrigerated
	Dairy		Foods	Products	Corporate		Consolidated

Fiscal 2001

Net sales	$848.6		$205.1	$106.7	$—		$1,160.4

Operating earnings (loss)	$38.5		$11.4	$3.3	$(33.0)	(1)	$20.2	(1)

Fiscal 2000

Net sales*	$758.5		$198.0	$74.2	$—		$1,030.7

Operating earnings (loss)	$38.4	(2)	$17.7	$9.6	$(10.8)		$54.9	(2)

For the Twelve Months Ended May 27, 2001 and May 28, 2000

				National
			Specialty	Refrigerated
	Dairy		Foods	Products	Corporate		Consolidated

Fiscal 2001

Net sales	$3,255.9		$784.9	$399.6	$—		$4,440.4

Operating earnings (loss)	$156.9		$73.0	$10.4	$(58.7)	(3)	$181.6	(3)

Fiscal 2000

Net sales*	$3,070.7		$741.3	$290.6	$—		$4,102.6

Operating earnings (loss)	$141.8	(4)	$81.5	$37.5	$(38.2)		$222.6	(4)

* Restated for the adoption of EITF 00-10 “Accounting for Shipping and Handling Fees”.

(1)	Includes $22.2 million of merger related costs. Before the merger related costs, Corporate expenses were $10.8 million and consolidated operating earnings were $42.4 million.

(2)	Includes $6.1 million of plant closure charges. Before the plant closure charges, Dairy Group operating earnings were $44.5 million and consolidated operating earnings were $61.0 million.

(3)	Includes $22.2 million of merger related costs. Before the merger related costs, Corporate expenses were $36.5 million and consolidated operating earnings were $203.8 million.

(4)	Includes $6.1 million of plant closure charges. Before the plant closure charges, Dairy Group operating earnings were $147.9 million and consolidated operating earnings were $228.7 million.

DEAN FOODS COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions)

	May 27,	May 28,
	2001	2000

ASSETS

Current Assets:

Cash and temporary cash investments	$22.6	$26.6

Accounts and notes receivable, net of allowance for doubtful accounts	363.1	302.6

Inventories	220.1	178.4

Other current assets	89.2	92.7

Total current assets	695.0	600.3

Property, Plant and Equipment, net	919.3	815.3

Other Assets	703.1	587.9

Total Assets	$2,317.4	$2,003.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

Current installments of long-term obligations	$4.4	$3.6

Accounts payable and accrued expenses	486.4	396.4

Dividends payable	8.2	7.9

Federal and state income taxes	24.6	41.2

Total current liabilities	523.6	449.1

Long-Term Obligations	940.2	758.7

Deferred Liabilities	149.0	138.0

Shareholders’ Equity	704.6	657.7

Total Liabilities and Shareholders’ Equity	$2,317.4	$2,003.5

      The following are prepared comments of Dean Foods Company’s Telephone Conference call which was broadcast on June 27, 2001.

Fourth Quarter Fiscal 2001 Conference Call
June 27, 2001

Howard Dean

      Good morning, and welcome to the Dean Foods Company fiscal 2001 fourth quarter conference call. With me this morning are Barb Klein, our Chief Financial Officer, and Bill Luegers, our Treasurer.

      As you know, on June 19th, we issued a press release indicating fourth quarter and full-year earnings would be below street estimates. Barb will now review the fourth quarter and full-year financial results. I will then provide guidance on our expectations for fiscal 2002, and a quick update on our pending merger with Suiza. After that, we will be happy to answer your questions.

      I will now turn things over to Barb.

Barb Klein

      Thank you, Howard, and good morning. Before I begin our discussion, I would like to note that certain comments made today may be considered forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of today.

Over the next few minutes, I will discuss our financial results for the fourth quarter and full year ended May 27, 2001. Please note that my comments regarding fiscal 2001 performance will focus on results excluding merger-related charges related to the previously announced merger transaction with Suiza Foods Corporation. Dean Foods is considered to be the “acquired” company in this transaction, and must expense all merger-related costs as they are incurred, according to accounting convention. I will also exclude a $10 million pre-tax gain recorded in the second quarter of fiscal 2001 from the sale of a note associated with the divestiture of the Company’s vegetable segment in fiscal 1999 and plant closure costs of approximately $6 million pre-tax recorded in the fourth quarter of fiscal 2000.

Consolidated Results

      Fourth quarter results were in line with our expectations. Fourth quarter sales increased 12.6%, to a record $1.16 billion, compared to $1.03 billion in the fourth quarter of fiscal 2000. The sales increase reflected increases in the Dairy Group, in both fluid milk and ice cream, the impact of the Land O’Lakes and Nalley’s acquisitions, and new product launches and base business growth in the National Refrigerated Products Group. The increase in ice cream sales was the result of the previously announced agreement to produce ice cream for Baskin-Robbins as well as growth in the base business from the launch of the Mayfield brand in Florida. Sales growth in the National Refrigerated Products Group included the continued impact of the successful launches of Dips-for-One and Marie’s pourable salad dressings as well as increased sales of licensed branded products.

      Fourth quarter operating earnings declined 30.5%, to $42.4 million, compared to $61 million in the fourth quarter of fiscal 2001. Corporate expenses were $10.8 million, flat in comparison to the fourth quarter of fiscal 2000. Fourth quarter fiscal 2001 corporate expenses included increased expense for certain stock-based compensation programs due to the recent increase in the company’s stock price.

      Pre-tax income for the fourth quarter was $25 million, compared to $48.2 million in the fourth quarter of fiscal 2000. Lower operating earnings and higher interest expense caused the decrease. Net interest expense increased $4.6 million compared to last year’s fourth quarter as a result of higher debt levels associated with acquisitions and fiscal 2000 share repurchases.

      Net income was $15.5 million, compared to $29.9 million in the fourth quarter of fiscal 2000. Merger-related costs totaled approximately $22 million in the fourth quarter of fiscal 2001. They have been reported as a separate line item in the income statement. We expect to incur additional charges until the merger is approved, and will continue to report those charges separately on a quarterly basis in fiscal 2002.

      Diluted earnings per share, excluding merger related costs, were $0.43 per share for the quarter, compared to $0.83 per share in the prior year. Please note that $0.83 per share for fiscal 2000 excludes plant closure costs. Diluted weighted average common shares outstanding were 36.0 million shares for the fourth quarter of fiscal 2001, compared to 36.1 million shares in the prior year. We did not repurchase any shares in fiscal 2001.

      Full-year fiscal 2001 sales increased to a record $4.44 billion, an 8.2% increase over fiscal 2000. Operating earnings excluding one-time items from both years were $203.8 million in fiscal 2001 compared to $228.7 million in fiscal 2000, a decrease of 10.9%.

      Net interest expense was $70.7 million in fiscal 2001, compared to $49.3 million in fiscal 2000, due to higher debt levels associated with acquisitions and fiscal 2000 share repurchases.

      Pre-tax income, excluding one-time items from both years, was $133.1 million in fiscal 2001, compared to $179.4 million in fiscal 2000. Diluted earnings per share excluding the one-time items previously discussed were $2.28 per share in fiscal 2001, compared to $2.87 per share in the prior year.

      I will now review fourth quarter results for each of the three operating segments, beginning with the Dairy Group.

Dairy Group

      Dairy Group fourth quarter sales increased 11.9%, to $848.6 million, from $758.5 million in the prior year. The increase was primarily the result of higher ice cream sales and the Land O’Lakes acquisition. Ice cream sales included the impact of the alliance with Baskin-Robbins. This alliance will have a more significant impact on the Dairy Group in fiscal 2002, but began to ramp up in the fourth quarter. Dairy Group volumes including Land O’Lakes increased 3.8%, but declined slightly excluding Land O’Lakes due to declines in fluid milk volumes, primarily in the West.

      Dairy Group operating earnings of $38.5 million in the fourth quarter exceeded our expectations, but were less than the $44.5 million in the prior year. Solid results in the Midwest and North Central regions were offset by substantially increased butterfat costs for ice cream, costs to launch the Mayfield brand of ice cream in Florida, and start-up costs for the Baskin-Robbins alliance. Absent these factors, which we anticipated going into the quarter, Dairy Group operating earnings were equal to last year’s fourth quarter earnings in a more challenging cost environment.

Specialty Foods Group

      Let’s turn to the Specialty Foods Group. Fourth quarter sales increased 3.6%, to $205.1 million, from $198.0 million in the fourth quarter of fiscal 2000. The sales increase was primarily as a result of the acquisition of the Nalley’s pickle business in July 2000, and increased sales of neutraceutical products.

      Operating earnings declined from $17.7 million in the fourth quarter of fiscal 2000 to $11.4 million in the fourth quarter of fiscal 2001. The decline was primarily due to lower earnings for the powdered products category and pickles products. The decline in powdered products’ earnings was due to increased commodity costs, especially for casein, and increased freight and warehousing costs. The decline in earnings for pickles products was due primarily to lower sales of branded pickles and increased costs in several categories, including energy costs, winter crop costs, packaging, and promotional spending. We are increasing prices to cover increased costs. While energy and commodity cost movements are not predictable, the winter crop cost increase is behind us. Higher promotional spending was incurred to stimulate sales, particularly in the branded and foodservice areas of the pickles business.

National Refrigerated Products

      The third operating segment is the National Refrigerated Products Group. This group continued to generate impressive sales growth, with an increase of 43.8% in the fourth quarter, from $74.2 million last year to $106.7 million this year. Sales increased 37.5% for the full fiscal year, to nearly $400 million.

      The outstanding sales growth was driven by the introduction of new products, increases for existing intermediate and extended shelf life products, and sales of extended shelf life products under the Land O’Lakes label. The new products, Dips-for-One and Marie’s pourable salad dressings, continued to make good progress in the fourth quarter. We supported these products by investing approximately $2.5 million in the fourth quarter and a total of nearly $18 million for the fiscal year in marketing and promotional activities. Both new products grew their respective categories without significantly cannibalizing the base business. Dips-for-One has achieved a better than 60% penetration of the grocery channel. We expect continued growth from these products during fiscal 2002.

      Although we saw strong sales growth in the fourth quarter, operating earnings for the National Refrigerated Products Group declined from $9.6 million in fiscal 2001 to $3.3 million in fiscal 2002. The decline was attributable to the start-up of a new production line for our licensed branded business, increased promotional spending for new products, and some inefficiencies in production of intermediate and extended shelf life products. The NRP Group was also impacted by higher raw milk and butterfat costs.

      The start-up costs for the new manufacturing line are largely behind us, and the line is operating according to expectations. We made substantial progress on improving the production processes for intermediate and extended shelf life products during the second half of this year. As we indicated at the end of the third quarter, some inefficiencies in these processes were expected to and did impact the fourth quarter compared to the prior year. However, all of this complex, state-of-the-art technology is running at much improved efficiency levels, and this improvement will carry over into fiscal 2002.

      I would now like to turn the call back to Howard, who will discuss our expectations for fiscal 2002.

Howard Dean

      Thank you, Barb. This has been a challenging year for all of our business units, with cost increases, changes in and additional consolidation of our customer base, and challenges with the technology to produce intermediate and extended shelf life products. I am pleased to say we made progress in a number of areas in the fourth quarter, including improved efficiencies in processing intermediate and extended shelf life products. As we look forward to fiscal 2002, we believe we have the technology issues behind us and will benefit from the Baskin-Robbins alliance. We believe that we will begin to benefit from the technology investments and new product expenditures that were made in fiscal 2001. Capital spending and new product expenditures will be significantly lower as we move into our new fiscal year. We project full-year earnings per share to be in the range of $2.55 to $2.65 per share, generating low double digit growth over fiscal 2001. Please note that these estimates exclude all one-time items, primarily merger-related costs.

      In the first quarter of fiscal 2001, we had a favorable dairy commodities environment, but as Barb discussed, we are expecting a much less favorable environment this year. As you are aware, raw milk and butterfat costs have increased substantially. While the higher raw milk and butterfat costs began to impact us in the fourth quarter of fiscal 2001, a more substantial impact is expected in the first quarter of fiscal 2002, especially for our ice cream business during the summer season.

      Primarily as a result of the impact of projected higher raw milk and butterfat costs, we estimate that first quarter fiscal 2002 earnings per share will be in the range of $0.50 per share, compared to $0.74 per share in fiscal 2001. While the majority of the difference is attributable to projected higher dairy commodity costs, earnings in the Specialty Foods Group and the National Refrigerated Products Group are also expected to be slightly below the levels achieved in the first quarter of fiscal 2001 due to cost increases for raw materials, packaging, and energy. We are increasing prices to cover increased costs.

      While first quarter fiscal 2002 earnings per share are projected to be below the level achieved last year, we are confident that the benefits from last year’s investments in technology and new products combined with reduced spending this year will drive low double digit earnings growth for the full fiscal year.

Merger

      Before we take questions, I would like to briefly comment on the status of the proposed merger with Suiza. As you know, we announced the merger on April 5th. As expected, both parties received a second request from the Department of Justice, on May 9th. Both Dean and Suiza are working diligently to comply with the second request, and intend to respond as expeditiously as possible. We continue to look for a closing of the merger transaction in the third or fourth quarter of calendar 2001.

Closing

      We thank you for your attention and we will now open the conference to your questions.